EXHIBIT 2.22


                                ROYALTY AGREEMENT

This Royalty Agreement (hereinafter "Agreement") is made as of the 13th day of August 1999 (hereinafter the "Effective Date") by and between Harris Corporation, a corporation duly organized under the laws of the State of Delaware and having its principal place of business at 1025 West Nasa Boulevard; Melbourne, Florida (hereinafter "Harris"), and Intersil Corporation, a corporation duly organized under the laws of the State of Delaware and having its principal place of business at 2401 Palm Bay Road NE.; Palm Bay, Florida (hereinafter "Intersil").

                                    RECITALS

WHEREAS, Harris, Intersil Corporation and Intersil Holding Corporation (Intersil Corporation and Intersil Holding Corporation, collectively hereinafter "Buyer") have entered into that certain Amended and Restated Master Transaction Agreement dated as of June 2, 1999 (hereinafter "Master Agreement") that provides for the sale by Sellers (as defined in Exhibit A to the Master Agreement) and the purchase by Buyer of certain of the assets used in the operation of the Business (as defined in Exhibit A to the Master Agreement);

WHEREAS, pursuant to Section 11.13 of the Master Agreement, Harris is to receive a royalty based on the sale of certain products by Intersil;

NOW THEREFORE, in consideration of the mutual promises and covenants set forth herein and in the Master Agreement, the parties agree as follows:

ARTICLE 1 REFERENCE TO THE MASTER AGREEMENT

The Definitions and Rules of Construction as set forth in Exhibit A to the Master Agreement and the Agreement Conventions as set forth in Exhibit B to the Master Agreement are incorporated herein by reference.

ARTICLE 2 DEFINITIONS

2.1 "International Territory" shall mean all countries and territories of the world other than the United States of America, its possessions and territories.

2.2 "Prism(R) Product" means those integrated circuits, which in combination with other integrated circuits comprise a wireless local area network chip set compliant with the IEEE Standard 802.11-1997 (approved June 26, 1997) and 802.11b high rate standard (commonly referred to as the Prism(R) I or Prism(R) II chip set) sold, leased, bartered, or exchanged by Intersil as of the Effective Date including all non-substantial improvements and derivatives thereof. The specific integrated circuits that comprise the Prism(R) I and Prism(R) II chip sets are set forth in Exhibit A.

Any wireless local area network product designed or developed after the Effective Date will not be considered an improvement to the Prism(R) Product and will not be covered by this Agreement if; (a) it involves a substantial redesign of the Prism(R) Product thereby providing substantial new functions or performing applications not contemplated in the original design of the Prism(R) Product; or (b) it operates in a substantially different manner or for a substantially different purpose than the original Prism(R) Product.

No royalty payments will be due on: (a) product samples, (b) evaluation boards,
(c) products designed by and purchased from a third party and subsequently resold by Intersil as a component of a chip set, (d) non-recurring engineering funds received from a third party in return for the design, development or modification of a product, and (e) the licensing of technology or software related to the Prism(R) Products.

2.3 "Territory" shall mean all the countries and territories of the world.

2.4 "Total Sales Price" means Intersil's gross invoice price for the Prism(R) Product packed for shipment without any deductions, except for the following items, to the extent they are paid or allowed by Intersil:

          (a)  sales or turnover taxes on sales invoices;
          (b)  transportation charges and insurance on shipments to customers;
          (c) trade or quantity discounts (but not cash discounts allowed to customers and not agents' commissions); and
          (d) credits allowed for Prism(R) Products returned or not accepted by customers.

     (i) If a Prism(R) Product is included as a component of another product sold by Intersil, then Total Sales Price means the Total Sales Price of such Prism(R) Product, as if separately sold in an arm's length transaction or the most nearly comparable Prism(R) Product that has been or would be sold in the ordinary course of business.

     (ii) When Products are sold by Intersil to any Affiliate (as that term is defined by the Securities Act of 1933, as amended), or when Prism(R) Products are bartered or exchanged for goods or services, then Total Sales Price shall be the Total Sales Price at which comparable Prism(R) Products have been or would be sold in the ordinary course of business.

     (iii) In the event that two or more integrated circuits are combined into a single integrated circuit package ("Combined Product"), and sold (or leased, bartered, or exchanged) as a component of a Prism(R) Product, then the amount of royalty payable on the combined product will be proportionally reduced in five (5%) percent increments to correspond to the die area of the royalty-bearing integrated circuit die as a percentage of the total combined die area.

2.5 "United States Territory" shall mean the United States of America, its possessions and territories.

ARTICLE 3 ROYALTIES

Intersil shall pay to Harris a royalty of 2% of the Total Sales Price for each Prism(R) Product sold, leased, bartered, or exchanged by Intersil from the Closing Date (as defined in the Master Agreement) until the fifth (5th) anniversary of the Closing Date. No royalty shall be due Harris for any Prism(R) Product sold, leased, bartered, or exchanged prior to or following this period. A Prism(R) Product shall be considered sold on the date of shipment or the date of an invoice, whichever is earlier. A Prism Product shall be considered bartered or exchanged on the date of shipment. Only one royalty shall be due for each Prism(R) Product. This royalty obligation shall continue upon sale of substantially all of the Prism(R) Product business to a third party or upon an Initial Public Offering of Intersil.

ARTICLE 4 LIMITATION OF DAMAGES

4.1 Limitation of Liability

HARRIS SHALL NOT BE LIABLE TO INTERSIL OR ANY THIRD PARTY, WHETHER IN CONTRACT, TORT (INCLUDING NEGLIGENCE AND STRICT LIABILITY) OR OTHERWISE, FOR ANY INDIRECT, SPECIAL OR CONSEQUENTIAL DAMAGES OF ANY KIND, INCLUDING, BUT NOT LIMITED TO, LOSS OF ANTICIPATED PROFITS, EVEN IF HARRIS HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH POTENTIAL LOSS OR DAMAGE.

4.2 Maximum Liability

Harris' maximum liability for damages rising out of this Agreement shall be limited to the payments made by Intersil hereunder. In the event of conflict between this Paragraph 4.2 and any other provisions of this Agreement, than this Paragraph 4.2 shall govern. This Article 4 and all other paragraphs hereunder providing Harris with protection against liability shall survive the expiration, termination, or cancellation of this Agreement.

ARTICLE 5 TERM

This Agreement shall take effect as of the Effective Date and shall continue until all royalties have been paid in accord with Article 3.

ARTICLE 6 SALES RECORDS

6.1 Records

Intersil shall keep, and shall cause Intersil Affiliates to keep, full, clear and accurate records with respect to Prism(R) Product sales sufficient to permit determination of the royalties due hereunder.

6.2 Quarterly Reports

Within forty-five (45) days after the end of each calendar quarter ending on March 31st, June 30th, September 30th and December 31st, commencing with the quarter in which the Effective Date occurs and continuing thereafter until all royalties payable hereunder shall have been reported and paid, Intersil shall furnish to Harris a statement, in a form similar to that of Exhibit B, showing all said Prism(R) Product that was sold, leased, bartered, or exchanged during such quarter, and the amount of royalties payable thereon. If no Prism(R) Product has been sold, leased, bartered, or exchanged that shall be shown on such statement. If royalties are due as a result of calculations under Paragraph
2.4 (i)-(iii), then Intersil shall provide the method of calculation, along with reasonable supporting documentation, for the royalty due on the Combined Product.

6.3 Audit of Records

Harris shall have the right to audit the Intersil books and records related to Prism(R) Products at Harris' expense, by an independent auditor. Said audit shall be conducted during normal business hours with 5 days written advance notice provided by Harris. The designated auditor shall retain in confidence the information in the books of account and shall report to Harris only the accuracy or inaccuracy of the reports rendered to Harris. If such audit discloses that the amounts paid to Harris were understated by more than 5% in any quarter, then Intersil shall reimburse Harris for the cost of the audit and pay the amount of such understated royalties.

6.4 Late Payments

For any late payment, Intersil shall pay Harris interest at the prime rate. The prime rate will be as established by Chemical Bank, N.A. on the date the payment was due.

ARTICLE 7 PAYMENT OF ROYALTY

7.1 Intersil shall pay all the royalty due under this Agreement for the sales, leases, barters, or exchanges of Prism(R) Product for each calendar quarter within forty-five (45) days after the end of such calendar quarter.

7.2 All royalty due hereunder shall be paid in United States funds. For purposes of computing the Total Sales Price and royalty on sales in the International Territory, the Total Sales Price of the Prism(R) Product bearing royalty hereunder shall first be determined in the local currency of the country in which sold and then converted into its equivalent in United States funds at the bank buying rate for such local currency, as published by Chemical Bank, N.A. for the last business day of each accounting period.

7.3 Any sum required under the laws of any governmental authority to be withheld by Intersil, its Subsidiaries or Licensees from payment for the account of Harris shall be promptly paid by Intersil for and on behalf of Harris to the appropriate tax or other governmental authority and Intersil shall furnish Harris with copies of official tax receipts or other appropriate evidence issued by the appropriate tax or other governmental authorities to enable Harris to support a claim for tax or other credit or refund in respect of any sum so withheld.

ARTICLE 9 APPLICABLE LAW

     This Agreement shall be governed by and interpreted under the laws of the State of New York and the New York courts, without regard to choice of laws.

ARTICLE 10 ENTIRE UNDERSTANDING

     This Agreement sets forth the entire understanding between Seller and Intersil pertaining to its subject matter and supersedes and replaces all prior oral or written agreements between Seller and Intersil pertaining to such subject matter.

ARTICLE 11 AMENDMENT

     This Agreement may not be amended, supplemented or otherwise modified except by an instrument in writing signed by both parties.

ARTICLE 12 DISPUTE RESOLUTION AND ARBITRATION

     Subject only to Section 13.7 of the Master Agreement, in the event that any dispute arises between the parties pertaining to this subject matter of this Agreement, and the parties, through the senior management of Harris and Intersil, are unable to resolve such dispute within a reasonable time through negotiations and mediation efforts by senior executives of both parties, such dispute shall be resolved as set forth in Section 6(a-j) of Exhibit B of the Master Agreement, which Section 6(a-j) is incorporated herein by reference.

ARTICLE 13 NOTICES

     Any notice required or permitted hereunder shall be given in writing by personal delivery or by registered or certified mail, return receipt requested, postage prepaid, and, if sent by mail, shall be effective upon delivery to the following addresses

                          Corporate Secretary
                          Harris Corporation
                          1025 West Nasa Boulevard
                          Melbourne, Florida 32919

                          General Counsel
                          Intersil Corporation
                          2401 Palm Bay Road NE
                          Palm Bay, Florida 32905

Agreed to:

HARRIS CORPORATION                          INTERSIL CORPORATION

Signature: /s/ Ronald R. Spoehel            Signature: /s/ Gregory L. Williams
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Name: Ronald R. Spoehel                     Name: Gregory L. Williams
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Title: Vice President                       Title: CEO
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Date: 8/13/99                               Date: 8/13/99
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